Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD, CENTRAL

HONG KONG

TELEPHONE: +852-2514-7600

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Direct Dial Number +852-2514-7620	E-mail Address ygao@stblaw.com

September 12, 2023

CONFIDENTIAL AND VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Ms. Becky Chow

Mr. Stephen Krikorian

Mr. Kyle Wiley

Mr. Larry Spirgel

Re:	Cango Inc.

Form 20-F filed on April 26, 2023

File No. 001-38590

Ladies and Gentlemen:

On behalf of our client, Cango Inc., a company organized under the laws of the Cayman Islands (the “Company”), we respond to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 8, 2023 (the “August 8 Comment Letter”) relating to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 26, 2023 (the “Annual Report”).

Set forth below are the Company’s responses to the Staff’s comments in the August 8 Comment Letter. The Staff’s comments are retyped below in bold italic font for your ease of reference. The Company respectfully advises the Staff that where the Company proposes to add or revise disclosure in its future annual reports on Form 20-F in response to the Staff’s comments, the changes to be made will be subject to relevant factual updates and changes in relevant laws or regulations, or in interpretations thereof.

MICHAEL J.C.M. CEULEN	MARJORY J. DING	DANIEL FERTIG	ADAM C. FURBER	YI GAO	ADAM S. GOLDBERG	MAKIKO HARUNARI	IAN C. HO	JONATHAN HWANG	ANTHONY D. KING	JIN HYUK PARK	KATHRYN KING SUDOL	CHRISTOPHER K.S. WONG

RESIDENT PARTNERS SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK	BEIJING		BRUSSELS	HOUSTON		LONDON	LOS ANGELES		PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

Simpson Thacher & Bartlett

September 12, 2023	- 2 -	Division of Corporation Finance U.S. Securities and Exchange Commission

Form 20-F filed on April 26, 2023

Item 3. Key information

Our Corporate Structure, page 4

1.

We noted your disclosure that you engage in value-added telecommunications services, or VATS, namely value-added online services for platform participants within the key information section, and we also note telecommunications services related disclosures beginning pages 48,55,58,120 and 122. However, based on your financial statements disclosures and the rest of the filing disclosures, you operates as an automotive transaction service platform that connects dealers, original equipment manufacturer, financial institutions, car buyers, and other industry participants in the People’s Republic of China. Please advise or revise your conflicting disclosures.

The Company respectfully advises the Staff that the disclosures that the Company operates as an automotive transaction service platform that connects dealers, original equipment manufacturer, financial institutions, car buyers, and other industry participants in the PRC aims to provide a general and direct overview of the Company’s business model and its role in upstream and downstream of the automotive transaction value chain.

The Company further advises the Staff that as an automotive transaction service platform, its provision of the relevant services, such as managing sales/purchase posts and processing data on Cango Haoche and Cango U-Car apps, are deemed as engaging in VATS under PRC laws. Therefore, the Company is required to and have obtained the relevant VATS licenses.

In sum, the Company respectfully advises the Staff that the aforementioned disclosures are not conflicting, but describe the Company’s business from different perspectives. The first one focuses on a more commercial angle and the other provides more details on the licensing requirements to operate the Company’s automotive transaction service platform under PRC laws.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 201

2.

We note the certification by your Chief Executive Officer in connection with your required submission under paragraph (a). Please supplementally describe the materials that were reviewed and tell us whether you relied upon any legal opinions or additional third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Simpson Thacher & Bartlett

September 12, 2023	- 3 -	Division of Corporation Finance U.S. Securities and Exchange Commission

The Company respectfully advises the Staff that the Company checked and confirmed with all of the Company’s directors and officers in order to confirm that none of such directors or officers are representatives of any government entity in the PRC. Among the seven directors of the Company, two of the Company’s directors have non-PRC nationalities and therefore would not be eligible for membership in the Chinese Communist Party (“CCP”), let alone being any representative of any government entity in the PRC.

As to the Company’s shareholders that beneficially owned 10% or more of the total outstanding ordinary shares of the Company as of the date of the submission of its Annual Report, namely, (i) Traveler Enterprise Limited, (ii) Warburg Pincus Cango Fintech Investment Company Limited, (iii) Eagle Central Holding Limited and (iv) Didi Chuxing entities (consisting of Links Advance Holdings Limited and DiDi Sunshine Investments L.P. Information), to the best of the Company’s knowledge, none of them is controlled by any government entity in the PRC. The Company further advises the Staff that Warburg Pincus Cango Fintech Investment Company Limited is no longer its shareholder as of the date of this submission.

The Company did not rely upon any legal opinions or third party certifications such as affidavits in connection with its required submission under Item 16I(a).

In connection with the required disclosures under Item 16I(b)(2) and (3), as to the Company itself, the Company respectfully advises the Staff that the Company checked and confirmed its register of members in order to confirm that, to the best of its knowledge, (b)(2) no governmental entity in the PRC or the Cayman Islands owns any shares of the Company, and (b)(3) no governmental entity in the PRC has a controlling financial interest with respect to the Company.

In connection with the required disclosures under Item 16I(b)(2) and (3), as to the consolidated foreign operating entities, and as such disclosures have been revised and updated pursuant to Comment 4 of the August 8 Comment Letter, the Company checked and confirmed the shareholdings of the consolidated foreign operating entities in order to confirm that, to the best of its knowledge, (b)(2) no governmental entity in any of the PRC, Hong Kong or the Cayman Islands owns any shares of any of the consolidated foreign operating entities, and (b)(3) no governmental entity in the PRC has a controlling financial interest with respect to any of the consolidated foreign operating entities.

The Company did not rely upon any legal opinions or third party certifications such as affidavits in connection with its required disclosures under Item 16I(b)(2) and (3).

3.

In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Simpson Thacher & Bartlett

September 12, 2023	- 4 -	Division of Corporation Finance U.S. Securities and Exchange Commission

The Company respectfully advises the Staff that the Company checked and confirmed with all of its directors, and all of the directors of its consolidated foreign operating entities, in order to confirm that none of such members are officials of the CCP. Furthermore, among the seven directors of the Company, two directors have non-PRC nationalities and therefore would not be eligible for membership in, let alone being any official of, the CCP. The Company did not rely upon third party certifications such as affidavits in connection with its disclosure.

4.

Please note that Item 16I(b) requires that you provide disclosures for yourself and all of your consolidated foreign operating entities. With respect to (b)(2), please supplementally clarify the jurisdictions in which your material consolidated foreign operating entities are organized or incorporated and tell us the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities. In this regard we note that Exhibit 8.1 indicates that you have subsidiaries in Hong Kong.

In response to the Staff’s comment, in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023, the Company will revise its disclosures under Item 16I(b), consistent with the updated disclosures set forth in Annex A.

*        *         *

Simpson Thacher & Bartlett

September 12, 2023	- 5 -	Division of Corporation Finance U.S. Securities and Exchange Commission

If you have any question regarding the Company’s responses to the Staff’s comments, please do not hesitate to contact me at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email).

Very truly yours,

/s/ Yi Gao

Yi Gao

Enclosure:            Annex A

cc:	Yongyi Zhang, Chief Financial Officer Cango Inc.

Annex A

Comment 4

Our company is incorporated in the Cayman Islands. Our VIEs and other operating entities being consolidated in our financial statements, or our consolidated foreign operating entities, are incorporated or otherwise organized in the PRC and Hong Kong.

To the best of our knowledge, no governmental entity in any of the PRC, Hong Kong or the Cayman Islands owns any shares of our company or any of our consolidated foreign operating entities.

To the best of our knowledge, no governmental entity in the PRC (i.e., the applicable foreign jurisdiction with respect to Ernst & Young Hua Ming LLP) has a controlling financial interest with respect to our company or any of our consolidated foreign operating entities.

No member of the board of directors of our company or any of our consolidated foreign operating entities is any official of the Chinese Communist Party.

Neither the memorandum and articles of association of our company nor the articles of incorporation (or equivalent organizing document) of our consolidated foreign operating entities contains any charter of the Chinese Communist Party.